

Mail Stop 3030

February 17, 2017

Via E-mail
Ernest E. Maddock
Chief Financial Officer and Vice President, Finance
Micron Technology, Inc.
8000 S. Federal Way
Boise, Idaho 83716-9632

> **Re:** **Micron Technology, Inc.**
> **Form 10-K for the Fiscal Year Ended September 1, 2016**
> **Filed October 28, 2016**
> **File No. 001-10658**

Dear Mr. Maddock:

We have reviewed your February 7, 2017 response to our comment letter and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 31, 2017 letter.

Form 10-K for the Fiscal Year Ended September 1, 2016

Item 8. Financial Statements

Property, Plant, and Equipment, page 52

1.   We note from your response to comment 1 that your cost of goods sold was $22 million lower as a result of the change in the estimated useful lives of your equipment. Given that this represents approximately 13% of your operating income, please explain how you considered the disclosure requirements of ASC 250-10-50-4.

You may contact Eric Atallah at (202) 551-3663 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact Heather Percival at (202) 551-3498 or Geoff Kruczek at (202) 551-3641 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant
Office of Electronics and Machinery